December 22, 2006

Dear Warrantholder:

     The purpose of this letter is to advise you that Bema Gold Corporation (‘‘Bema’’ or the ‘‘Company’’) and Kinross Gold Corporation (‘‘Kinross’’) have entered into an agreement with respect to the business combination of Bema and Kinross (the ‘‘Agreement’’). The business combination will be effected by way of statutory plan of arrangement of Bema pursuant to Section 192 of the Canada Business Corporations Act (the ‘‘Transaction’’), whereby Kinross will acquire all of the outstanding common shares of Bema (the ‘‘Bema Shares’’) and effect certain related transactions. Under the Transaction, Bema shareholders will receive 0.4447 of a common share of Kinross (‘‘Kinross Share’’) plus Cdn$0.01 in cash for each Bema Share (the ‘‘Share Consideration’’). As part of the Transaction, Bema will amalgamate with a subsidiary of Kinross, and will continue as one corporation as a subsidiary of Kinross (‘‘Amalco’’) under the Canada Business Corporations Act. Subject to obtaining court approval and satisfying all other conditions to closing, including the approval of Bema’s shareholders, it is anticipated that the Transaction will be completed in early February 2007.

     In accordance with the terms of the trust indentures or other instruments governing the Bema warrants (‘‘Bema Warrants’’), each holder of a Bema Warrant immediately prior to the first moment in time on the date the Certificate of Arrangement is issued (the ‘‘Effective Time’’) shall be entitled to receive upon subsequent exercise of such holder’s Bema Warrant in accordance with its terms, and shall accept in lieu of each Bema Share to which such holder was theretofore entitled upon such exercise but for the same aggregate consideration, the Share Consideration. As with respect to Bema Shares obtained upon the exercise of Bema Warrants, Kinross Shares obtained upon the exercise of Bema Warrants after the Effective Date may be subject to restrictions upon resale as specified in the relevant Bema Warrant. Holders of Bema Warrants should consult their professional advisors with respect to these conditions and restrictions.

     Pursuant to the terms of the Agreement, Kinross has agreed to cause Amalco to execute a supplemental indenture or instrument by which Amalco will confirm that it will be bound by the obligations of Bema to perform and observe each covenant and condition contained in the indenture or instrument in accordance with its terms, and which supplemental indenture will confirm that the Bema Warrants shall become exercisable for the Share Consideration following the effective date of the Transaction and that Kinross shall take or cause to be taken all corporate action necessary to reserve for issuance a sufficient number of Kinross Shares for delivery by Amalco upon exercise of the Bema Warrant (subject to the adjustments required after giving effect to the Transaction).

     Furthermore, Kinross shall prepare and file with the stock exchanges on which Kinross Shares are listed, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the Toronto Stock Exchange and the New York Stock Exchange in respect of the Kinross Shares issuable upon exercise of the Bema Warrants. If your Bema Warrants are currently listed on a stock exchange, they will remain listed following completion of the Transaction.

     The above-noted steps will occur automatically as part of the Transaction. The Bema Warrant certificate currently evidencing the holder’s rights will continue to evidence such rights, and no further action is required on the part of holders of Bema Warrants.

Yours very truly,

Clive Johnson	R. Stuart Angus
Director and Chairman of the Board	Director and Chairman of the Special Committee